FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 — Name and Address of Company

A2Z Smart Technologies Corp. ("**A2Z**" or the "**Company**")
1600 - 609 Granville Street
Vancouver, British Columbia
V7Y 1C3

ITEM 2 — Date of Material Change

April 9, 2021.

ITEM 3 — News Release

A news release was disseminated on April 9, 2021 through the facilities of Accesswire and subsequently filed on SEDAR (www.sedar.com). A copy of this news release is attached hereto as Schedule "A".

ITEM 4 — Summary of Material Change

The Company wishes to announce that it has, in connection with a private placement financing (the "**Financing**") conditionally approved by the TSX Venture Exchange ("**TSXV**"), closed CAD$1.8 million of gross proceeds (the "Gross Proceeds") into escrow.

The Gross Proceeds represent subscriptions for 663,298 units (the "**Units**") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "Warrant").

Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of $3.68 CAD per Warrant Share for a period of 24 months following receipt of final TSXV approval.

ITEM 5 — Full Description of Material Change

Please refer to the news release hereto attached as Schedule "A".

ITEM 6 — Reliance on Section 7.1(2) or (3) of National Instrument 51-102 of the Act

N/A

ITEM 7— Omitted Information

N/A

ITEM 8 — Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:

Bentsur Joseph, Chief Executive Officer

+972-8-932-4333

ITEM 9 — Date of Report
April 28, 2021

SCHEDULE "A"
News Release

A2Z Smart Technologies Announces Escrow Closing of CAD$1.8 million Private Placement

TEL AVIV, ISRAEL. April 9, 2021 - A2Z Smart Technologies Corp. (**"A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announced that it has, **in connection with a** private placement financing (the "**Financing**") conditionally approved by the TSX Venture Exchange ("**TSXV**"), closed CAD$1.8 million of gross proceeds (the "**Gross Proceeds**") into escrow.

The Gross Proceeds represent subscriptions for 663,298 units (the "**Units**") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "**Warrant**"). Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval.

Pursuant to the TSXV's conditional approval there remain an additional 1,726,408 Units available for issuance.

Closing of the Financing, including release of the Gross Proceeds from escrow, are subject to the final approval of the TSXV.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced

Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.